PROSPECTUS SUPPLEMENT
(To Prospectus dated December 26, 1995)
                                                  DVI, INC.
                                          575,000 COMMON SHARES AND
                                                50,000 UNITS
                                   CONSISTING OF 50,000 COMMON SHARES AND
                                         50,000 REDEEMABLE WARRANTS

                 This Prospectus Supplement supplements the Prospectus dated December 26, 1995 (the "Prospectus") relating to the offer and sale of (i) up to 575,000 shares (the "1991 Warrant Shares") of common stock, $.005 par value per share ("Common Stock"), of DVI, Inc., a Delaware corporation formerly known as DVI Financial Corporation (the "Company"), issuable upon exercise of redeemable warrants (the "1991 Warrants") to purchase the 1991 Warrant Shares,
(ii) up to 50,000 units (the "Units"), each consisting of one share of Common Stock (a "Unit Share") and a warrant to purchase one share of Common Stock (a "Unit Warrant," and together with the 1991 Warrants, the "Warrants"), and (iii) up to 50,000 shares of Common Stock (the "Unit Warrant Shares," and together with the 1991
Warrant Shares, the "Warrant Shares") issuable upon exercise of the Unit Warrants. The Unit Warrants are immediately exercisable and are separately transferable from the Unit Shares immediately upon issuance. Each Warrant entitles the holder thereof to purchase, at any time until February 7, 1996, one Warrant Share at a price of $12.00 per share, subject to adjustment in certain events and subject to the right of the Company to reduce the exercise price.
This Prospectus Supplement should be read together with the accompanying Prospectus.

                 On December 29, 1995, pursuant to Section 8 of that certain Warrant Agreement dated as of February 7, 1991 (the
"Warrant Agreement"), between the Company and American Stock Transfer & Trust Company, as warrant agent (the "Warrant Agent"), and pursuant to the terms of the Warrants, the Company notified Warrantholders that it has elected to exercise its right to redeem, and will redeem on January 29, 1996 (the "Redemption Date"), all of the outstanding 1991 Warrants at a redemption price (the
"Redemption Price") of $0.05 per Warrant.

                 In light of the call for redemption, holders of the 1991 Warrants have the following alternatives:

                 EXERCISE OF 1991 WARRANTS FOR COMMON STOCK. Until 5:00 p.m. New York City time on January 26, 1996, each 1991 Warrant is exercisable at the option of the holder into one share of Common
Stock at an exercise price of $12.00 per 1991 Warrant exercised.
If an exercise otherwise would result in the issuance of a fractional share of Common Stock, an amount equivalent to the value of the fraction instead will be paid in cash by the Company. This cash amount will be determined on the basis of the closing price as reported by the New York Stock Exchange ("NYSE") the trading day immediately preceding the day the certificates for the Warrants are delivered to the Warrant Agent. At a market value of $14.125 per share (which was the closing price of the Common Stock as reported by the NYSE on December 28, 1995), the Common Stock issuable on exercise of one 1991 Warrant would be worth $14.125, which is considerably higher than the $0.05 redemption price which will be payable to Warrantholders who fail to exercise their 1991 Warrants.

                 SO LONG AS THE MARKET PRICE OF THE COMMON STOCK IS AT LEAST $12.06 PER SHARE, WARRANTHOLDERS WHO EXERCISE THEIR 1991 WARRANTS WILL RECEIVE COMMON STOCK WITH A MARKET VALUE, PLUS CASH
IN LIEU OF ANY FRACTIONAL SHARE, GREATER THAN THE AMOUNT OF CASH
THE HOLDERS OTHERWISE WOULD BE ENTITLED TO RECEIVE UPON REDEMPTION. WARRANTHOLDERS ARE URGED TO OBTAIN CURRENT MARKET QUOTATIONS FOR
THE COMMON STOCK. ANY 1991 WARRANT WHICH HAS NOT BEEN PROPERLY PRESENTED TO THE WARRANT AGENT FOR EXERCISE PRIOR TO 5:00 P.M., NEW YORK CITY TIME ON JANUARY 26, 1996, WILL BE AUTOMATICALLY REDEEMED
AS SET FORTH BELOW.

                 REDEMPTION OF 1991 WARRANTS ON JANUARY 29, 1996. Any 1991 Warrant which has not been exercised on or prior to 5:00 p.m., New York City time on January 26, 1996 will be redeemed on the Redemption Date. Upon redemption a holder will receive $0.05 per 1991 Warrant in cash without interest. On and after the Redemption Date, holders of 1991 Warrants will not have any rights as such holders other than the right to receive $0.05 per 1991 Warrant upon surrender of the certificates for their 1991 Warrants.

                 SALE OF 1991 WARRANTS IN ORDINARY BROKERAGE TRANSACTIONS. Sales of 1991 Warrants may be made through open market brokerage transactions, and if made sufficiently in advance of January 26, 1996, buyers thereof may exercise 1991 Warrants in the manner described above. After 5:00 p.m., New York City time, on January
26, 1996, no holder of 1991 Warrants will be entitled to exercise his 1991 Warrants. This is expected to have an impact on the market for the 1991 Warrants.

                 The call for redemption described above will not affect outstanding Unit Warrants, which remain exercisable until February
7, 1996, as described above and in the Prospectus.



                THE DATE OF THIS PROSPECTUS SUPPLEMENT IS DECEMBER 29, 1995.

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